

September 12, 2014

Via E-mail
Nathan Kahn
Chief Executive Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, NJ 07024

> **Re: Empire Resources, Inc.**
> **Post-Effective Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed August 19, 2014**
> **File No. 333-179245**

Dear Mr. Kahn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the registration statement that this post-effective amendment no. 2 is updating has been in use for more than nine months and the information contained in the prospectus, which includes the audited financial statements, was more than 16 months old prior to the filing of this post-effective amendment. If an offering continues for more than 9 months, Section 10(a)(3) requires the issuer to update the information in the registration statement if it is more than 16 months old, which includes audited financial statements. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. As such, please tell us whether any offers or sales were made using the prospectus during the period in which your audited financial statements were not current. Additionally, please tell us how you communicated to the selling security holders that they cannot sell

securities pursuant to the registration statement until current financial statements have been filed. Refer to Securities Act Section 10(a)(3) and Securities Act Rule 427.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Rick A. Werner, Esq.